UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 27, 2026, Davis Commodities Limited (the “Company”) issued a press release regarding an order of court issued by the High Court of the Republic of Singapore on May 14, 2026 in respect of a dispute between Raízen Trading SA and Carfax Commodities (Asia) Pte. Ltd.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit No.	Description of Exhibit
99.1	Press release of Davis Commodities Limited, dated May 27, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: May 27, 2026

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